                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2)*

                              Global Sports, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  3793 7A 107
--------------------------------------------------------------------------------
                                (CUSIP NUMBER)

                               Michael G. Rubin
                            c/o Global Sports, Inc.
                               1075 First Avenue
                           King of Prussia, PA 19406
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                January 4, 2002
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check
the following box.                           [_]

NOTE:  Schedules filed in paper format shall include a signed original and five
----
copies of the schedule, including all exhibits. See (S) 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 3793 7A 107          SCHEDULE 13D/A                       Page 2 of 17

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
          Michael G. Rubin
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
          PF and OO, See Items 3 and 4
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
          Not applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          7,317,096. See Items 5 and 6.
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0. See Items 5 and 6.
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          7,317,096. See Items 5 and 6.
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0. See Items 5 and 6.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      7,317,096. See Items 5 and 6.
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      Not applicable. See Items 5 and 6.                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      19.2%. See Items 5 and 6.
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
          IN
------------------------------------------------------------------------------

CUSIP No. 3793 7A 107          SCHEDULE 13D/A                       Page 3 of 17

                        AMENDMENT No. 2 TO SCHEDULE 13D
                      GLOBAL SPORTS, INC. f/k/a RYKA INC.

     This Amendment No. 2 to Schedule 13D amends and restates the information set forth in Amendment No. 1 to Schedule 13D filed by Michael G. Rubin with the Securities and Exchange Commission on January 18, 2002 to reflect the vesting of options held by Michael G. Rubin.

Item 1. Security and Issuer.
        --------------------

     This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of Global Sports, Inc. f/k/a Ryka Inc. (the "Company"). The Company's principal executive offices are located at: 1075 First Avenue, King of Prussia, PA 19406.

Item 2. Identity and Background.
        ------------------------

     (a)  Name:  This statement is being filed by Michael G. Rubin (the
          ----
"Reporting Person" or "Rubin"). Rubin was the sole shareholder of MR Acquisitions, Inc. which filed the Original Schedule 13D.

     (b)  Residence or Business Address:  The business address of Rubin is:
          -----------------------------
Michael G. Rubin, Global Sports, Inc., 1075 First Avenue, King of Prussia, PA 19406.

     (c)  Principal Occupation/Business:  Rubin is the Company's Chairman of the
          -----------------------------
Board, Chief Executive Officer and President.

     (d)  Criminal Convictions:  During the last five years, Rubin has not been
          ---------------------
convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e)  Court or Administrative Proceedings:  During the last five years,
          ------------------------------------
Rubin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship:  Rubin is a citizen of the United States.
          ------------

CUSIP No. 3793 7A 107            SCHEDULE 13D                       Page 4 of 17

Item 3.    Source and Amount of Funds or Other Consideration.
           --------------------------------------------------

     Rubin acquired the shares of the Company's Common Stock reported herein (i) in exchange for the stock of the KPR Companies (as defined below) as part of the Reorganization (as defined below) and (ii) with private funds, as more fully described in Item 4 below.

Item 4.    Purpose of Transaction.
           -----------------------

     The following summary describes the transactions in which Rubin acquired or disposed of shares of the Company's Common Stock since the filing of the Original Schedule 13D.

           1. On December 15, 1997, the Company consummated a Second Amended and Restated Agreement and Plan of Reorganization, as amended (the "Reorganization Agreement"), among the Company, KPR Sports International, Inc., a Pennsylvania corporation ("KPR"), Apex Sports International, Inc., a Pennsylvania corporation ("Apex"), MR Management, Inc., a Pennsylvania corporation ("Management"), and Rubin, which provided for, among other things, the reorganization (the "Reorganization") of the Company and the KPR Companies (as defined below) as follows: (i) the renaming of the Company to Global Sports, Inc. (ii) the transfer by the Company to RYKA Sub, Inc., a Pennsylvania corporation ("RYKA Sub"), of all of the assets and liabilities of the Company in exchange for all of the issued and outstanding capital stock of RYKA Sub, (iii) the merger of KPR Acquisitions, Inc., a Pennsylvania corporation that was wholly-owned by the Company, with and into KPR, with KPR surviving the merger as a wholly-owned subsidiary of the Company, (iv) the acquisition by the Company of all of the issued and outstanding shares of capital stock of Apex and Management (KPR, Apex and Management are collectively referred to as the "KPR Companies"),
(v) the 1-for-20 reverse stock split of the Company's Common Stock outstanding as of December 15, 1997, (vi) the issuance to Rubin, the sole stockholder of the KPR Companies, of an aggregate of 8,169,086 new shares of the Company's Common Stock (after giving effect to the 1-for-20 reverse stock split) in exchange for his shares of common stock of the KPR Companies and the KPR Companies' holdings of Common Stock of the Company, and (vii) MR Acquisitions, Inc.'s shares of the Company's Common Stock were transferred to the Company and cancelled. RYKA Sub subsequently changed its name to RYKA Inc. after the Reorganization.

           2. Rubin gifted 25,000 shares of the Company's Common Stock in February 1998.

           3. Rubin gifted an aggregate of 50,000 shares of the Company's Common Stock in June 1998.

CUSIP No. 3793 7A 107            SCHEDULE 13D                       Page 5 of 17

      4. On July 1, 1998, an option that Rubin had granted on August 1, 1995, to purchase from Rubin 5,000 shares of the Company's Common Stock at $.20 per share was exercised.

      5. Rubin sold 50,000 shares of the Company's Common Stock in August 1998 at a price of $5.00 per share.

      6.     Rubin gifted 13,000 shares of the Company's Common Stock in May
1999.

      7.     Rubin gifted 40 shares of the Company's Common Stock in August
1999.

      8. Rubin gifted 1,000 shares of the Company's Common Stock in September 1999.

      9. Rubin purchased an aggregate of 26,400 shares of the Company's Common Stock in August 2000 on the open market at prices ranging from $ 7.75 to $ 8.71875 per share.

      10. Rubin purchased an aggregate of 1,300 shares of the Company's Common Stock in September 2000 on the open market at prices ranging from $8.5625 to $ 8.8125 per share.

      11. Rubin purchased an aggregate of 14,350 shares of the Company's Common Stock in March 2001 on the open market at prices ranging from $4.50 to $5.125 per share

      12. On July 20, 2001, the Company, Rubin, and Interactive Technology Holdings, LLC, a Delaware limited liability company ("ITH"), entered into a stock purchase agreement (the "2001 ITH Purchase Agreement") and related agreements pursuant to which, on August 23, 2001, the Company sold 3,000,000 shares of the Company's Common Stock to ITH and Rubin sold 1,000,000 shares of the Company's Common Stock to ITH at a purchase price of $10.00 per share.

      13. On January 4, 2002, 25% of an option that the Company granted to Rubin in January 2001, to purchase an aggregate of 1,000,000 shares of the Company's Common Stock, vested. These options are exercisable at $5.563 per share.

      All of the shares of Company's Common Stock reported herein were acquired or disposed of in connection with the transactions described above. The shares of the Company's Common Stock acquired in such transactions were acquired for investment purposes. Except as described herein, Rubin does not have any present plan or proposal to acquire or dispose of any material amount of the Company's securities.

      Rubin does not have any present plan or proposal with respect to the Company as described in Items 4(b)-(j) of Schedule 13D. Rubin retains the right to modify his plans with respect to the transactions described in this Item 4, to acquire or dispose of the Company's securities and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

CUSIP No. 3793 7A 107            SCHEDULE 13D                      Page 6 of 17


Item 5.   Interest in Securities of the Issuer
          ------------------------------------

     (a)  Beneficial Ownership
          --------------------

     Items 7, 8, 9, 10, 11, 12 and 13 from page 2 of this statement are incorporated herein by reference.

     Rubin is the beneficial owner of an aggregate of 7,317,096/(1)/ shares of the Company's Common Stock. Based on the Company's most recent public filings, this represents beneficial ownership of approximately 19.2%/(2)/ of the Company's Common Stock.

_____________
     (1) Includes 250,000 shares issuable upon the exercise of options which are currently exercisable (the "Vested Options").

     (2) Based on 38,111,453 shares outstanding as of January 26, 2002 (including the Vested Options). Excludes 11,538 shares of the Company's Common Stock which are issuable to former shareholders of Fogdog, Inc. in connection with the Company's acquisition of Fogdog, but which, as of January 26, 2002, had not yet been issued.

     (b)  Voting and Dispositive Powers
          -----------------------------

     Items 7, 8, 9, 10, 11, 12 and 13 from page 2 of this statement are incorporated herein by reference.

     Item 6 below summarizes the voting agreements which Rubin has entered into relating to shares of the Company's Common Stock.

     Item 6 below summarizes the agreements which Rubin has entered into related to his transfer of the Company's Common Stock.

     (c)  Transactions in Securities of the Company During the Past Sixty Days
          --------------------------------------------------------------------

     Other than as set forth herein, the Reporting Person has not made any purchase or sales of securities of the Company during the sixty (60) days preceding the date of this Schedule 13D.

     (d)  Dividends and Proceeds
          ----------------------

          Not applicable.

     (e)  Date Reporting Person Ceased to be Beneficial Owner of More than 5% of
          ----------------------------------------------------------------------
          the Company's Stock
          -------------------

          Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.
          ------------------------------------------------------------

     A. The following summary describes the voting agreements which Rubin has entered into relating to shares of the Company's Common Stock.

CUSIP No. 3793 7A 107            SCHEDULE 13D                      Page 7 of 17


     1. Pursuant to a stock purchase agreement, dated as of June 10, 1999 (the "1999 Softbank Purchase Agreement"), between the Company and SOFTBANK America Inc., a Delaware corporation ("SOFTBANK America"), SOFTBANK America purchased an aggregate of 6,153,850 shares of the Company's Common Stock from the Company for a purchase price of $13.00 per share.

     The 1999 Softbank Purchase Agreement provides, among other things, that on and after a first closing, SOFTBANK America will have the right to designate (i) a number of members of the Company's Board of Directors equal to the product of
(A) the total number of authorized directors and (B) the aggregate Proportionate Share of SOFTBANK America and the SOFTBANK Entities (as defined in the 1999 Softbank Purchase Agreement), rounded up to the nearest whole number, but not to exceed two directors, and (ii) so long as SOFTBANK America and the SOFTBANK Entities collectively own 50% or more of the shares purchased pursuant to the 1999 Softbank Purchase Agreement, one director to be a member of each committee of the Company's Board of Directors. "Proportionate Share," as defined in the 1999 Softbank Purchase Agreement, means, with respect to each Securityholder (as defined in the 1999 Softbank Purchase Agreement), a fraction the numerator of which is the total number of shares of the Company's Common Stock owned and the number of shares of the Company's Common Stock issuable upon exercise of Rights (as defined in the 1999 Softbank Purchase Agreement) owned by such Securityholder, and the denominator of which is the total number of shares of the Company's Common Stock outstanding plus the number of shares of the Company's Common Stock issuable upon exercise of all Rights outstanding.

     In connection with the 1999 Softbank Purchase Agreement, Rubin entered into a voting agreement, dated as of June 10, 1999 (the "1999 Rubin/Softbank Voting Agreement"), in favor of SOFTBANK America, pursuant to which Rubin agreed, among other things, that he would vote all of his shares of the Company's Common Stock
(i) in favor of the purchase of shares of the Company's Common Stock to be purchased at a second closing pursuant to the 1999 Softbank Purchase Agreement;
(ii) in favor of an amendment of the Company's Certificate of Incorporation to increase the authorized number of shares of the Company's Common Stock; and
(iii) in favor of election to the Company's Board of Directors of the directors which SOFTBANK America would be entitled to designate pursuant to the 1999 Softbank Purchase Agreement. The 1999 Rubin/Softbank Voting Agreement was terminated in its entirety and restated by the 2000 Rubin/Softbank Voting Agreement (see description below).

     SOFTBANK America, as an inducement and a condition to consummating the 1999 Softbank Purchase Agreement entered into a voting agreement, dated as of June 10, 1999 (the "1999 Softbank Voting Agreement"), in favor of Rubin, pursuant to which SOFTBANK America agreed, among other things, that it would vote all of its shares of the Company's Common Stock in favor of any member of the Board of Directors of the Company who was a member of the Board prior to June 10, 1999, and any director who is thereafter chosen to fill any vacancy on the

CUSIP No. 3793 7A 107            SCHEDULE 13D                      Page 8 of 17


Board of Directors or who is elected as a director (a "Continuing Director") and who, in either event, is not a director designated by SOFTBANK America pursuant to the 1999 Softbank Purchase Agreement and in connection with his or her initial assumption of office is recommended for appointment or election by a majority of the Continuing Directors then on the Board of Directors. The 1999 Softbank Voting Agreement was terminated in its entirety and restated by the 2000 Softbank Voting Agreement (see description below).

     2. Pursuant to a stock purchase agreement, dated as of April 27, 2000 (the "2000 Softbank Purchase Agreement"), by and among the Company, SOFTBANK Capital Partners LP, a Delaware limited partnership ("SB Capital Partners"), and SOFTBANK Capital Advisors Fund LP, a Delaware limited partnership ("Advisors Fund"), SB Capital Partners and Advisors Fund purchased 2,464,250 shares of the Company's Common Stock and 35,750 shares of the Company's Common Stock, respectively, on May 1, 2000 for a purchase price of $8.00 per share. In addition, the Company issued to SB Capital Partners and Advisors Fund warrants to purchase 1,232,125 shares of the Company's Common Stock and 17,875 shares of the Company's Common Stock, respectively, at an exercise price of $10.00 per share.

     The 2000 Purchase Agreement provides, among other things, that on and after the closing date, SB Capital Partners and Advisors Fund, together, will have the right, (i) (A) so long as the Purchasers and the SOFTBANK Entities (each as defined in the 2000 Softbank Purchase Agreement) collectively own 50% or more of the Company's Common Stock (on an as if exercised basis) held immediately after consummation of the Purchase (as defined in the 2000 Softbank Purchase Agreement), to designate three (3) members of the Company's Board of Directors,
(B) so long as the Purchasers and the SOFTBANK Entities collectively own 25% or more of the Company's Common Stock (on an as if exercised basis) held immediately after consummation of the Purchase, to designate two (2) members of the Company's Board of Directors, and (C) so long as the Purchasers and the SOFTBANK Entities collectively own 5% or more of the Company's Common Stock (on an as if exercised basis) held immediately after consummation of the Purchase, to designate one (1) member of the Company's Board of Directors; and (ii) so long as the Purchasers and the SOFTBANK Entities collectively own 35% or more of the Common Stock (on an as if exercised basis) held immediately after consummation of the Purchase, to designate one (1) member of each committee of the Company's Board of Directors.

     In connection with the 2000 Softbank Purchase Agreement, Rubin entered into a restated voting agreement, dated as of May 1, 2000 (the "2000 Rubin/Softbank Voting Agreement") which terminated the 1999 Rubin/Softbank Voting Agreement, in favor of SB Capital Partners and Advisors Fund, pursuant to which, Rubin agreed that he would, at any meeting of stockholders of the Company, or in connection with any written consent of stockholders of the Company, vote or cause to be voted all shares of the Company's Common Stock then held of record or beneficially owned by him (i) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other

CUSIP No. 3793 7A 107            SCHEDULE 13D                      Page 9 of 17


obligation or agreement of the Company under the 2000 Softbank Purchase Agreement; (ii) in favor of election to the Board of Directors of the directors which SB Capital Partners and Advisors Fund would be, together, entitled to designate upon consummation of the Purchase and which have been identified by SB Capital Partners and Advisors Fund as nominees for such purpose; and (iii) except as otherwise agreed to in writing in advance by SB Capital Partners and Advisors Fund against the following actions (other than the purchase and the transactions contemplated by the 2000 Softbank Purchase Agreement): (A) a dissolution of the Company or (B) any material change in the present capitalization of the Company or any amendment of the Company's certificate of incorporation or by-laws, in each case, which is intended, or could reasonably be expected, to impede, delay or adversely affect the purchase and the transactions contemplated by the 2000 Rubin/Softbank Voting Agreement and the 2000 Softbank Purchase Agreement. Pursuant to the 2000 Rubin/Softbank Voting Agreement, Rubin also agreed that he would not enter into any agreement or understanding with any person or entity the effect of which would be inconsistent or violative of the provisions and agreements contained in the 2000 Rubin/Softbank Voting Agreement and would deliver to SB Capital Partners and Advisors Fund, if requested, an irrevocable proxy to vote all of the shares of the Company's Common Stock beneficially owned by him, together with any shares acquired by him in any capacity after the date thereof, in the manner and with respect to the matters set forth in the 2000 Rubin/Softbank Voting Agreement. In addition, Rubin agreed not to take any action to remove, with or without cause, any director of the Company designated by SB Capital Partners and Advisors Fund. Notwithstanding the foregoing, SB Capital Partners and Advisors Fund have the right at all times to remove, with or without cause, any or all of the directors designated by SB Capital Partners and Advisors Fund. Subsequent to the 2000 Rubin/Softbank Voting Agreement, SB Capital Partners, Advisors Fund and Rubin entered into a First Amendment dated as of September 13, 2001 to the 2000 Rubin/Softbank Voting Agreement (the "Rubin/Softbank First Amendment") in which Rubin, SB Capital Partners and Advisors Fund agreed, among other things, to amend the provisions regarding Rubin's agreement to grant to SB Capital Partners and Advisors Fund an irrevocable proxy. Such amendment provided that such proxy shall terminate upon SB Capital Partners and Advisors Fund no longer having the right to appoint a member to the Company's board of directors.

     SB Capital Partners and Advisors Fund, as an inducement and a condition to consummating the 2000 Softbank Purchase Agreement, also entered into a restated voting agreement in favor of Rubin, dated as of May 1, 2000 (the "2000 Softbank Voting Agreement") which terminated the 1999 Softbank Voting Agreement, relating to the election of directors designated by Rubin. Pursuant to the 2000 Softbank Voting Agreement, SB Capital Partners and Advisors Fund agreed that they would, at any meeting of stockholders of the Company, or in connection with any written consent of stockholders of the Company, vote or cause to be voted all shares of the Company's Common Stock then held of record or beneficially owned by them with respect to all directorships other than those which SB Capital Partners and Advisors Fund were entitled to designate pursuant to the 2000 Softbank Purchase Agreement (i) in favor of any member of the Board of Directors of the Company who was a member of the Board prior to April

CUSIP No. 3793 7A 107            SCHEDULE 13D                      Page 10 of 17


27, 2000, and any director who is thereafter chosen to fill any vacancy on the Board of Directors or who is elected as a director (a "Continuing Director") and who, in either event, is not a director designated by SB Capital Partners and Advisors Fund pursuant to the 2000 Softbank Purchase Agreement and in connection with his or her initial assumption of office is recommended for appointment or election by a majority of the Continuing Directors then on the Board of Directors, and (ii) against the election of any directors other than those directors specified in clause (i) of this sentence. In addition, SB Capital Partners and Advisors Fund agreed not to take any action to remove, with or without cause, any director of the Company other than the SB Capital Partners and Advisors Fund designees.

     Subsequent to the 2000 Softbank Purchase Agreement, SB Capital Partners and Advisors Fund agreed to reduce the number of directors of the Company that they can appoint. In connection with the 2001 ITH Purchase Agreement, the Company, Rubin, ITH, SB Capital Partners and Advisors Fund entered into a Letter Agreement, dated as of July 20, 2001, whereby SB Capital Partners and Advisors Fund agreed, among other things, to reduce the number of directors of the Company that they have the contractual right to appoint from up to three to up to two, depending on the number of shares of the Company's Common Stock that they hold or have the right to acquire.

     3. Pursuant to a stock and warrant purchase agreement, dated as of April 27, 2000 (the "2000 TMCT Purchase Agreement"), by and among the Company and TMCT Ventures, L.P., a Delaware limited partnership ("TMCT"), TMCT purchased 625,000 shares of the Company's Common Stock on May 1, 2000 for a purchase price of $8.00 per share. In addition, the Company issued to TMCT a warrant to purchase 312,500 shares of the Company's Common Stock at an exercise price of $10.00 per share.

     The 2000 TMCT Purchase Agreement provides, among other things, that on and after the closing date, TMCT will have the right to designate one (1) member of the Company's Board of Directors for so long as TMCT retains ownership of at least 300,000 shares of the Company's Common Stock.

     In connection with the 2000 TMCT Purchase Agreement, Rubin entered into a voting agreement, dated as of May 1, 2000 (the "2000 Rubin/TMCT Voting Agreement"), in favor of TMCT, pursuant to which, Rubin agreed that he would, at any meeting of stockholders of the Company, or in connection with any written consent of stockholders of the Company, vote or cause to be voted all shares of the Company's Common Stock then held of record or beneficially owned by him (i) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the 2000 TMCT Purchase Agreement; (ii) in favor of election to the Board of Directors of the director which TMCT would be entitled to designate upon consummation of the Purchase (as defined in the 2000 TMCT Purchase Agreement) and which has been identified by TMCT as nominee for such purpose; and (iii) except as otherwise agreed to in writing in advance by TMCT

CUSIP No. 3793 7A 107                 SCHEDULE 13D                 Page 11 of 17

against the following actions (other than the Purchase, the transactions contemplated by the 2000 TMCT Purchase Agreement and the 2000 Softbank Purchase Agreement): (A) a dissolution of the Company or (B) any material change in the present capitalization of the Company or any amendment of the Company's certificate of incorporation or by-laws, in each case, which is intended, or could reasonably be expected, to impede, delay or adversely affect the Purchase and the transactions contemplated by the 2000 Rubin/TMCT Voting Agreement and the 2000 TMCT Purchase Agreement. Pursuant to the 2000 Rubin/TMCT Voting Agreement Rubin also agreed that he would not enter into any agreement or understanding with any person or entity the effect of which would be inconsistent or violative of the provisions and agreements contained in the 2000 Rubin/TMCT Voting Agreement and would deliver to TMCT, if requested, an irrevocable proxy to vote all of the shares of the Company's Common Stock beneficially owned by him, together with any shares acquired by him in any capacity after the date thereof, in the manner and with respect to the matters set forth in the 2000 Rubin/TMCT Voting Agreement. In addition, Rubin agreed not to take any action to remove, with or without cause, any director of the Company designated by TMCT. Notwithstanding the foregoing, TMCT has the right at all times to remove, with or without cause, the director designated by TMCT. Subsequent to the 2000 Rubin/TMCT Voting Agreement, TMCT and Rubin entered into a First Amendment dated as of September 13, 2001 to the 2000 Rubin/ TMCT Voting Agreement (the "Rubin/ TMCT First Amendment") in which Rubin and TMCT agreed, among other things, to amend the provisions regarding Rubin's agreement to grant to TMCT an irrevocable proxy. Such amendment provided that such proxy shall terminate upon TMCT no longer having the right to appoint a member to the Company's board of directors.

     4. Pursuant to a stock and warrant purchase agreement, dated as of September 13, 2000 (the "2000 ITH Purchase Agreement"), by and between the Company and ITH, ITH purchased (i) 5,000,000 shares of the Company's Common Stock at a purchase price of $8.15 per share, (ii) warrants to purchase 2,500,000 shares of the Company's Common Stock at an exercise price of $10.00 per share, and (iii) warrants to purchase 2,000,000 shares of the Company's Common Stock at an exercise price of $8.15 per share (the "Warrant"), all for an aggregate purchase price of $41,312,500.

     The 2000 ITH Purchase Agreement provides, among other things, that on and after a first closing, ITH will have the right, (i) (A) so long as ITH and/or any person under which it is controlled, controlled by or under common control with (collectively, the "Purchaser Group") collectively owns or has the right to acquire 50% or more of the Company's Common Stock (including shares of the Company's Common Stock issuable upon exercise of the Warrants (the "Warrant Shares")) held immediately after consummation of the first closing and second closing, as appropriate, to designate two (2) members of the Company's Board of Directors, (B) so long as the Purchaser Group collectively owns or has the right to acquire 10% of more of the Company's Common Stock (including Warrant Shares) held immediately after consummation of the first closing and second closing, as appropriate, to designate one (1) member of the Company's Board of Directors; and (ii) so long as the Purchaser Group collectively owns or has

CUSIP No. 3793 7A 107                 SCHEDULE 13D                 Page 12 of 17

the right to acquire 35% of more of the Company's Common Stock (including Warrant Shares) held immediately after consummation of the first closing and second closing, as appropriate, to designate one (1) member of each committee of the Company's Board of Directors.

     In connection with the 2000 ITH Purchase Agreement, Rubin and ITH entered into a voting agreement, dated as of September 13, 2000 (the "2000 Rubin/ITH Voting Agreement"), whereby (i) Rubin agreed, among other things, that he would vote all of his shares of the Company's Common Stock in favor of election to the Company's Board of Directors of the directors which ITH would be entitled to designate, and (ii) ITH agreed, among other things, that ITH would vote all of its shares of the Company's Common Stock in favor of election to the Company's Board of Directors of certain Continuing Directors (as such term is defined in the 2000 Rubin/ITH Voting Agreement).

     Pursuant to the 2001 ITH Purchase Agreement, ITH acquired (i) an additional 3,000,000 shares of Common Stock of the Company from the Company at a purchase price of $10.00 per share and (ii) an additional 1,000,000 shares of Common Stock of the Company from Rubin at a purchase price of $10.00 per share. The 2001 ITH Purchase Agreement, among other things, clarifies certain provisions of the 2000 ITH Purchase Agreement. In particular, with respect to ITH's right, based on its maintenance of certain share ownership thresholds, to designate up to two members of the Company's board of directors and, if no directors are so designated, to designate one representative to attend all board meetings in a non-voting capacity, the 2001 Purchase Agreement clarifies that ITH is entitled to include all shares of Common Stock acquired under the 2001 ITH Purchase Agreement, as well as any other shares of Common Stock acquired thereafter, for the purpose of determining whether such ownership thresholds are met.

     B. The following summary describes the agreements which Rubin has entered into relating to his transfer of the Company's Common Stock.

     Pursuant to the 2000 Rubin/Softbank Voting Agreement, Rubin agreed that he would not dispose of his capital stock of the Company, except, if the transferee agreed in writing to be bound by the 2000 Rubin/Softbank Voting Agreement. Pursuant to the Rubin/Softbank First Amendment, Rubin, SB Capital Partners and Advisors Fund agreed, among other things, to amend the provision restricting Rubin from disposing of shares of his capital stock of the Company. The Rubin/Softbank First Amendment provides that Rubin is restricted from disposing more than an aggregate of 1,000,000 shares of his capital stock of the Company currently owned by Rubin, unless all transferees of shares of capital stock in excess of the aggregate 1,000,000 shares agreed in writing to be bound by the 2000 Rubin/Softbank Voting Agreement and all amendments thereto. In connection with the 2001 ITH Purchase Agreement, the Company, Rubin, ITH, SB Capital Partners and Advisors Fund entered into a Letter Agreement, dated as of July 20, 2001, whereby the Company, Rubin, ITH, SB Capital Partners and Advisors Fund agreed, among other things, that the sale of up to 1,000,000 shares of the Company's Common Stock to ITH will not be considered to have been "disposed" of for
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CUSIP No. 3793 7A 107                 SCHEDULE 13D                 Page 13 of 17

purposes of the 2000 Rubin/Softbank Voting Agreement.

     Pursuant to the 2000 Rubin/TMCT Voting Agreement, Rubin agreed that he would not dispose of his capital stock of the Company, except, if the transferee agreed in writing to be bound by the 2000 Rubin/TMCT Voting Agreement. Pursuant to the Rubin/TMCT First Amendment, Rubin and TMCT agreed, among other things, to amend the provision restricting Rubin from disposing of shares of his capital stock of the Company. The Rubin/TMCT First Amendment provides that Rubin is restricted from disposing more than an aggregate of 1,000,000 shares of his capital stock of the Company currently owned by Rubin, unless all transferees of shares of capital stock in excess of the aggregate 1,000,000 shares agreed in writing to be bound by the 2000 Rubin/Softbank Voting Agreement and all amendments thereto. In connection with the 2001 ITH Purchase Agreement, the Company, Rubin and Rustic Canyon Ventures, LP (f/k/a TMCT Ventures L.P.) ("RCV") entered into a Letter Agreement, dated as of July 20, 2001, whereby the Company, Rubin and RCV agreed, among other things, that the sale of up to 1,000,000 shares of the Company's Common Stock to ITH will not be considered to have been "disposed" of for purposes of the 2000 Rubin/TMCT Voting Agreement.

     Pursuant to the 2000 Rubin/ITH Voting Agreement, Rubin agreed that he would not dispose of more than an aggregate of 1,000,000 shares of the Company's Common Stock and any other voting securities of the Company ("Voting Stock") currently owned by Rubin, unless all transferees of shares of capital stock in excess of the aggregate 1,000,000 shares agreed in writing to be bound by the 2000 Rubin/ITH Voting Agreement.

     C. Except as described in this Statement, Rubin does not have any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.
        ---------------------------------

        Exhibit A    Second Amended and Restated Agreement and Plan of
                     Reorganization, as amended, among RYKA Inc., a Delaware corporation, KPR Sports International, Inc., a Pennsylvania corporation, Apex Sports International, Inc., a
                     Pennsylvania corporation, MR Management, Inc., a
                     Pennsylvania corporation, and Michael G. Rubin.
                     (Incorporated herein by reference to the Company's
                     Definitive Proxy Materials filed November 12, 1997).

        Exhibit B    Stock Purchase Agreement, dated as of June 10, 1999, by and between SOFTBANK America Inc., a Delaware corporation,
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CUSIP No. 3793 7A 107                 SCHEDULE 13D                 Page 14 of 17

                     and Global Sports, Inc., a Delaware corporation (Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Company filed on June 21,1999).

        Exhibit C    Voting Agreement dated June 10, 1999, by and between
                     SOFTBANK America Inc., a Delaware corporation, and Michael
                     G. Rubin. (Incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of the Company filed on June 21,
                     1999).

        Exhibit D    Voting Agreement dated June 10, 1999, by and between
                     SOFTBANK America Inc., a Delaware corporation, and Michael
                     G. Rubin. (Incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of the Company filed on June 21,
                     1999).

        Exhibit E    Purchase Agreement, dated as of April 27, 2000, between
                     SOFTBANK Capital Partners LP, a Delaware limited partnership and SOFTBANK Capital Advisors Fund LP, a
                     Delaware limited partnership and Global Sports, Inc., a Delaware corporation. (Incorporated by reference to Exhibit
                     I of Amendment No. 1 to the Statement on Schedule 13D filed by SOFTBANK Capital Partners LP, a Delaware limited partnership, SOFTBANK Capital Partners LLC, a Delaware limited liability company, SOFTBANK Capital Partners
                     Investment Inc., a Delaware corporation, Ronald D. Fisher,
                     Charles R. Lax, SOFTBANK Holdings Inc., a Delaware corporation, SOFTBANK Corp., a Japanese corporation and Masayoshi Son on May 4, 2000 with respect to the Company).

        Exhibit F    Restated Voting Agreement, dated as of May 1, 2000, by and between SOFTBANK Capital Partners LP, a Delaware limited partnership and SOFTBANK Capital Advisors Fund LP, a
                     Delaware limited partnership and Michael G. Rubin.
                     (Incorporated by reference to Exhibit J of Amendment No. 2 to the Statement on Schedule 13D filed by SOFTBANK Capital
                     Partners LP, a Delaware limited partnership, SOFTBANK
                     Capital Partners LLC, a Delaware limited liability company, SOFTBANK Capital Partners Investment Inc., a Delaware corporation, Ronald D. Fisher, Charles R. Lax, SOFTBANK
                     Holdings Inc., a Delaware corporation, SOFTBANK Corp., a
                     Japanese corporation and Masayoshi Son on May 4, 2000 with respect to the Company).

        Exhibit G    Restated Voting Agreement, dated as of May 1, 2000, by and between SOFTBANK Capital Partners LP, a Delaware limited
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CUSIP No. 3793 7A 107                 SCHEDULE 13D                 Page 15 of 17

                     partnership and SOFTBANK Capital Advisors Fund LP, a Delaware limited partnership and Michael G. Rubin. (Incorporated by reference to Exhibit K of Amendment No. 2 to the Statement on Schedule 13D filed by SOFTBANK Capital Partners LP, a Delaware limited partnership, SOFTBANK Capital Partners LLC, a Delaware limited liability company, SOFTBANK Capital Partners Investment Inc., a Delaware corporation, Ronald D. Fisher, Charles R. Lax, SOFTBANK Holdings Inc., a Delaware corporation, SOFTBANK Corp., a Japanese corporation and Masayoshi Son on May 4, 2000 with respect to the Company).

        Exhibit H    First Amendment to Restated Voting Agreement, dated as of
                     September 13, 2000, by and among SOFTBANK Capital Partners
                     LP, a Delaware limited partnership, SOFTBANK Capital
                     Advisors Fund LP, a Delaware limited partnership and Michael G. Rubin. (Incorporated by reference to Exhibit H of Amendment No. 1 to the Statement on Schedule 13D filed by Michael G. Rubin on January 18, 2002 with respect to the Company).

        Exhibit I Letter Agreement dated July 20, 2001, among SOFTBANK Capital Partners LP, a Delaware limited partnership, SOFTBANK Capital Advisors Fund LP, a Delaware limited partnership, Interactive Technology Holdings, L.L.C., a Delaware limited liability company, Global Sports, Inc., a Delaware corporation and Michael G. Rubin. (Incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of the Company filed on August 27, 2001).

        Exhibit J    Voting Agreement, dated as of May 1, 2000, by and between
                     TMCT Ventures, L.P., a Delaware limited partnership and Michael G. Rubin. (Incorporated by reference to Exhibit J of Amendment No. 1 to the Statement on Schedule 13D filed by Michael G. Rubin on January 18, 2002 with respect to the Company).


        Exhibit K    First Amendment to Voting Agreement, dated as of September
                     13, 2000, by and between TMCT Ventures, L.P., a Delaware limited partnership and Michael G. Rubin. (Incorporated by reference to Exhibit K of Amendment No. 1 to the Statement on Schedule 13D filed by Michael G. Rubin on January 18,
                     2002 with respect to the Company).


        Exhibit L    Letter Agreement, dated as of July 20, 2001, among Rustic
                     Canyon Ventures, L.P. (f/k/a TMCT Ventures, L.P.), a
                     Delaware limited partnership, Global Sports, Inc., a
                     Delaware corporation and Michael G. Rubin. (Incorporated by reference to Exhibit L of Amendment No. 1 to the Statement on Schedule 13D filed by Michael G. Rubin on January 18,
                     2002 with respect to the Company).


        Exhibit M    Stock and Warrant Purchase Agreement, dated September 13,
                     2000, between Interactive Technology Holdings, L.L.C., a
                     Delaware limited liability company and Global Sports, Inc., a Delaware corporation (Incorporated by reference to
                     Exhibit 2.1
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CUSIP No. 3793 7A 107                 SCHEDULE 13D                 Page 16 of 17

                     to the Current Report on Form 8-K of the Company filed on September 20, 2000).

        Exhibit N    Voting Agreement, dated as of September 13, 2000, by and
                     between Interactive Technology Holdings, LLC, a Delaware limited liability company, and Michael G. Rubin.
                     (Incorporated by reference to Exhibit 99.1 to the Current
                     Report on Form 8-K of the Company filed on September 20,
                     2000).

        Exhibit O    Stock Purchase Agreement, dated as of July 20, 2001, among
                     Interactive Technology Holdings, L.L.C., a Delaware limited liability company, Global Sports, Inc., a Delaware
                     corporation, and Michael G. Rubin (Incorporated by
                     reference to Exhibit 2.1 to the Current Report on Form 8-K of the Company filed on August 27, 2001).
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CUSIP No. 3793 7A 107                 SCHEDULE 13D                 Page 17 of 17

                                  SIGNATURES
                                  -----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 29, 2002

                                        /s/ Michael G. Rubin
                                        ----------------------------
                                        Michael G. Rubin